Exhibit 99.51

For Immediate Release

TSX: BXE

BELLATRIX EXPLORATION PROVIDES OPERATIONS UPDATE AND INCREASES 2012 EXIT RATE GUIDANCE

Calgary, Alberta, April 11, 2012. Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) provides the following operations update.

Bellatrix is pleased to announce a 100% Q1 drilling success, a discovery in the Devonian Duvernay at Ferrier and an increase in its 2012 corporate exit rate guidance. During the first quarter of 2012, the Company was focused on executing its considerable drilling program and forward hedging commodity prices.

The first quarter of 2012 drilling program has been completed,  commencing in early January 2012 and utilized four rigs. The Company successfully drilled and/or participated in 13 gross (10.72 net) wells resulting in 10 gross (8.22 net) Cardium light oil horizontal wells, 3 gross (2.5 net) natural gas horizontal wells. The 3 gross (2.5 net) natural gas wells include:  1 gross (1 net) Duvernay well; 1 gross (0.5 net) Notikewin well with 35 bbls liquids per mmcf and, 1 gross (1 net) Cardium well producing 70 bbls liquids per mmcf. During the quarter, Bellatrix estimates that it spent approximately 40% of its total $180 million capital expenditure budget.

In West Central Alberta, the Company operated nine of ten light oil wells drilled in the Cardium consisting of 2 wells at Brazeau, 4 wells at Pembina, 2 wells at Ferrier and 1 well at Buck Creek. The following average initial production (“IP”) rates for the first 7 days (“IP 7”), for the first 15 days (“IP 15”) and the first 30 days (“IP 30”) were achieved:

Time	# of wells	Boe/d
IP 7	9	668
IP 15	8	624
*IP 30	5	489

(*) Two of the higher rate producing wells have not yet produced for 30 days.

During the first quarter, the Company also drilled 1 gross (1.0 net) Cardium liquids rich natural gas well in Ferrier which is expected to be tied in during the second quarter of 2012.  The well flowed gas on test for 5 days,  after the recovery of load fluid, at a reported rate of 7.8 mmcf/d at 1,960 psi wellhead pressure and is expected to yield approximately 70 bbls per mmcf of condensate and liquids.

At Ferrier, the Company’s first 100% W.I. Duvernay well was drilled from a surface located at 7-25-44-10W5 to 8-24-44-10W5 to a measured depth of 4,670 metres with a horizontal length of 1,198 metres. The well was completed with a 15 stage fracture stimulation program utilizing the Packers Plus System. The Company measured the bottom hole pressure with a static gradient pre-frac at 9,197 psi yielding a gradient of 0.81 psi per foot of depth.  The well is testing inline to the Conoco Alder Flats gas plant at varying gas rates between 6.0 mmcf/d and 10.0 mmcf/d with wellhead pressures ranging from  6,500 psi to 3,700 psi. After 14 days,  the well is flowing at a restricted rate of  6 mmcf/d at a wellhead pressure of 3,700 psi.  Associated liquids recovery has been minimal to date which is not uncommon in this area during the early stage testing period.

During the period March 1 - 31, 2012, Bellatrix’s field production averaged 17,660 boe/d weighted 40% oil and liquids and 60% natural gas.  As a result of the infrastructure constraints in early 2012, field production in Q1 2012 is expected to average approximately 15,500 boe/d. Bellatrix’s current production capability is approximately 18,000 boe/d.

As at March 31, 2012, Bellatrix had drawn approximately $96 million on its $170 million credit facility. Approximately, $10 million in capital is anticipated to be expended on facilities in Q2, 2012. The second half drilling program is currently scheduled to recommence drilling in June 2012.

Bellatrix recently entered into an additional natural gas fixed price risk management contract for 10,000 GJ/d for the period May 1, 2012 to October 31, 2012 at a price of CDN $1.7725/GJ (CDN $1.95/mcf). For the period May 1, 2012  to October 31, 2012, Bellatrix now has hedged a total of 40,000 GJ/d (36,404 mcf/d) at an average fixed price of CDN $3.521/GJ (CDN $3.869/mcf).

Based on the success of the Company’s Q1 2012 drilling results, Bellatrix’s is raising its 2012 exit rate guidance. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2012 budget is anticipated to provide 2012 average daily production of approximately 16,500 boe/d to 17,000 boe/d and an exit rate of approximately 19,000 boe/d to 19,500 boe/d.

The Company’s updated corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange (“TSX”) under the symbols BXE and BXE.DB.A, respectively.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng.	Edward J. Brown, CA	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

Forward looking statements: Certain information set forth in this news release, including management’s assessments of the future plans and operations including drilling plans and timing thereof, 2012 capital expenditure plan and nature of expenditures and expected 2012 Q2 facilities expenditures, anticipated 2012 average daily production and exit rate, anticipated 2012 Q1 average daily production, timing of tie-in of wells, and timing of recommencement of second half drilling program may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix’s control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website ( www.sedar.com ), or at Bellatrix’s website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Flow test results and initial production rates:  A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered to be preliminary until such analysis or interpretation has been done.  Test results and initial production rates disclosed herein may not necessarily be indicative of long-term performance or of ultimate recovery.